                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                              OSHKOSH B' GOSH, INC.
                    -----------------------------------------
                                (NAME OF ISSUER)



                              CLASS A COMMON STOCK
                    -----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    688222207
                           ---------------------------
                                 (CUSIP NUMBER)


                                    12/31/00
                           ---------------------------
                                     (DATE)


        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


              -----------------------------------------------------

CUSIP NO.       688222207
             ---------------
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1)       Names of Reporting Persons               I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos. of           BANK ONE CORPORATION
         Above Persons
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2)       Check the Appropriate Box if a
         Member of a Group                     (a) ________________
         (See Instructions)                    (b) ________________
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3)       SEC Use only
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4)       Citizenship or Place of
         Organization                                ILLINOIS
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Number of Shares           (5)  Sole Voting Power                    814,243
                                                              -----------------
Beneficially               (6)  Shared Voting Power                        0
                                                              -----------------
Owned by                   (7)  Sole Dispositive Power               790,978
                                                              -----------------
Each Reporting             (8)  Shared Dispositive Power              42,220
                                                              -----------------
Person with
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9)       Aggregate Amount Beneficially                               883,198
                                                              -----------------
         Owned by Each Reporting Person
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
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11)      Percent of Class Represented
         by Amount in Row 9                                              8.4%
                                                              -----------------
--------------------------------------------------------------------------------

12)      Type of Reporting Person
         (See Instructions)                                           HC
                                                              -----------------

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SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 2

Item 1(a)         Name of Issuer:                         Oshkosh B' Gosh, Inc.
                                                         ----------------------

Item 1(b)         Address of Issuer's principal executive
                   offices:                              112 Otter Ave.
                                                         P.O. Box 300
                                                         Oshkosh, WI 54903
                                                         ----------------------

Item 2(a)         Name of person filing:             BANK ONE CORPORATION

Item 2(b)         Address of principal business office or,
                  if none residence:                   One First National Plaza
                                                       Chicago, IL 60670

Item 2(c)         Citizenship:                       Not Applicable

Item 2(d)         Title of class of securities:         Class A Common Stock
                                                       -----------------------

Item 2(e)         CUSIP No.:                                688222207
                                                       -----------------------

Item 3.  This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

                  This beneficial ownership by BANK ONE CORPORATION with respect
                  to common shares of      Oshkosh B' Gosh, Inc.               :
                                      -----------------------------------------

                  (a)      Amount beneficially owned:                833,198
                                                              -----------------
                  (b)      Percent of class                              8.4%
                                                              -----------------
                  (c)      Number of shares as to which such person has:

                           (I)      Sole power to vote or to direct the vote:
                                                                     814,243
                                                              -----------------
                           (ii)     Shared power to vote or to direct the vote:
                                                                           0
                                                              -----------------
                           (iii)    Sole power to dispose or to direct the
                                    disposition of:                  790,978
                                                              -----------------
                           (iv)     Shared power to dispose or to direct the
                                    disposition of:                   42,220
                                                              -----------------

Item 5.  Ownership of 5 percent or less of a Class.                        N/A
                                                                         ------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.     N/A
                                                                         ------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                                                                  --------------
                                            Bank One Trust Company, N.A.
                                            The One Group

Item 8.  Identification and Classification of Members of the Group.        N/A
                                                                         ------

Item 9.  Notice of Dissolution of Group.                                   N/A
                                                                         ------

Item 10. Certification.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:      February 13, 2001
        -------------------------

                                                  BANK ONE CORPORATION

                                             By:  /s/ DAVID J. KUNDERT
                                                  David J. Kundert
                                                  EXECUTIVE VICE PRESIDENT